Caleb C.B. DuBois (207) 228-7378 direct cdubois@bernsteinshur.com

VIA EDGAR

July 19, 2022

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Mr. Raymond Be

RE:      Legal Review of the Cross Shore Discovery Fund (the “Fund” or

“Registrant”) N-2 (SEC File Nos. 811-22976 and 333-265418)

Dear Mr. Be:

This letter confirms our receipt of the oral comments you provided on June 24, 2022 to Ultimus Fund Solutions, LLC in response to your legal review of the Registrant’s registration statement on Form N-2 filed on June 3, 2022 (“Registration Statement”).

Below we have summarized the oral comments provided and our response to each. Unless otherwise defined herein, capitalized terms have the meanings set forth in the Fund’s Registration Statement.

COMMENT 1. The Staff believes that the payment terms described within the Registration Statement following the expiration of the offer are not being made promptly within the meaning of Rule 13e-4(f)(5) and Rule 14e-1(c).  The Commission has stated that payment is prompt under those rules if it is made within timeframes consistent with the practices of the financial community, including current settlement practices.  Current practice of the financial community is for settlement to occur within 2 business days. The Commission explicitly stated that waiting up to 30 days is inconsistent with prompt payment requirements except, perhaps, in the case of certain third-party offers. See Sec Release # 34-43069 (with an effective date of July 31, 2000) specifically subsection II.D.  The Staff in furtherance of this Commission position has historically not objected if payment is made within 5 business days for partial offers in order to provide time to perform proration calculations and the Staff of the Division of Investment Management has not objected when payment is made as much as 65 days after expiration by Funds such as the Registrant’s that invest primarily in hedge funds and/or private equity funds.

Cross Shore Discovery Fund July 19, 2022 Page 2

Furthermore, the Staff of the Division of Investment Management has historically not objected to a small portion of the tender offer price (typically limited to 5%) being withheld by these same funds until completion of the annual audit, but in those cases, the holdback amount should then be paid within the Commission’s standard prompt payment guidelines following completion of the audit.  The Staff does not consider the issuance to offerees of a non-interest bearing, non-transferable promissory note simply evidencing and postponing the offeror’s pre-existing legal obligation to make a cash payment as bearing on whether payment is being made promptly in accordance with applicable rules. Please ensure that payment in this and all future offers is made consistent with this comment.

RESPONSE 1. The Registrant acknowledges the Staff’s comments and confirms that it will (1) cease using promissory notes to satisfy future tender offer payments, and (2) seek to ensure that future tender offer payments are made within 65 days of the expiration of the relevant tender offer. The Registrant has modified its Prospectus to incorporate these changes.

The Fund’s investment adviser is exploring options that would make it possible to pay redemption proceeds within 65 days of the expiration date of a tender offer and will need some time to work with the Fund’s Board of Trustees and service providers in order to analyze the impacts of and institute these changes. The Fund’s current portfolio composition does not lend itself to paying proceeds within 65 days of the expiration date of a tender offer. Consequently, the Registrant does not believe that it will be able to institute these changes in time for its outstanding tender offer, which was previously published on June 15, 2022 with a Valuation Date of September 30, 2022. The Registrant also does not believe that it will be able to institute these changes in time for is next tender offer, which will be published in mid-September with a Valuation Date of December 31, 2022. However, the Registrant will endeavor to be in compliance with these requirements for its following tender offer that it anticipates will be published at the end of January 2023 with a Valuation Date of March 31, 2023.

COMMENT 2. We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standard set forth in the Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, members of any advisory board, investment advisers, or depositor are inconsistent with securities laws and the Commission’s expressed views on such persons’ fiduciary duties. Please summarize Section 4.3 and Section 10.5(b)(iv) in an appropriate location in the prospectus. Please immediately follow this disclosure with a statement that nothing in the Agreement and Declaration of Trust modifying, eliminating or restricting the duties or liabilities of the Trustees shall apply to, or in any way limit, the duties (including state law duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Cross Shore Discovery Fund July 19, 2022 Page 3

RESPONSE 2. The Registrant acknowledges the Staff’s comments and confirms that it has incorporated the requested language into the Registrant’s Prospectus.

Very truly yours,

/s/ Caleb C.B. DuBois

Caleb C. B. DuBois